EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	9/30/2010	9/30/2010
EARNINGS
Income Before Income Taxes	$228,082	$197,273	$204,394	$190,133	$297,347	$211,153	$179,900
Fixed Charges (as below)	133,293	142,388	161,849	164,660	173,293	179,031	134,869
Total Earnings	$361,375	$339,661	$366,243	$354,793	$470,640	$390,184	$314,769

FIXED CHARGES
Interest Expense	$65,041	$72,723	$80,034	$89,851	$101,145	$106,330	$80,557
Credit for Allowance for Borrowed Funds Used During Construction	4,352	7,465	5,315	4,609	8,348	8,901	6,462
Estimated Interest Element in Lease Rentals	63,900	62,200	76,500	70,200	63,800	63,800	47,850
Total Fixed Charges	$133,293	$142,388	$161,849	$164,660	$173,293	$179,031	$134,869

Ratio of Earnings to Fixed Charges	2.71	2.38	2.26	2.15	2.71	2.17	2.33